Exhibit 99.1

AZURE POWER GLOBAL LIMITED

COMPANY NO: 127946 C1/GBL

NOTICE OF ANNUAL MEETING

TIME:	03:00 P.M. (India Standard time)
DATE:	September 25, 2017
PLACE:	3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, India

This Notice of Annual Meeting should be read in its entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Annual Meeting, please do not hesitate to contact the Company Secretary on +230 454 3200.

CONTENTS

1.	Notice of Annual Meeting (setting out proposed resolutions)

2.	Explanatory Statement (explaining the proposed resolutions)

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an Annual Meeting of Azure Power Global Limited (the “Company”) will be held at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, India, at 03:00 p.m. (India Standard Time) on September 25, 2017.

The Explanatory Statement to this Notice of Annual Meeting provides additional information on matters to be considered at the Annual General Meeting. The Explanatory Statement and the proxy form are part of this Notice of Annual Meeting.

AGENDA

1.	ORDINARY BUSINESS

1.1	To adopt the Annual Report of the Company along with the Report of the Board of Directors and the Report of the Auditors on the Financial Statements and the Form 20-F filed with SEC for the year ended 31 March 2017, and if thought fit, to pass the following resolution:

1.1.1	“RESOLVED THAT the Annual Report of the Company for the period ended March 31,2017, together with the Report of the Board of Director and the Report of the Auditor and the Form 20-F be adopted.”

1.2	To consider the re-appointment of the auditor of the Company and fix their remuneration, and in this regard, to consider and if though fit, to pass the following resolution as an ordinary resolution.

1.2.1	“RESOLVED THAT the appointment of Ernst & Young (“EY Mauritius”) of 9th Floor Nexteracom Tower 1, Cybercity, Ebene, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2018, be and is hereby approved; and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

1.3	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

1.3.1	“RESOLVED THAT Mr. Eric Ng Yim On be and is hereby re-elected as a director on the Company’s Board of Directors.”

1.4	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

1.4.1	“RESOLVED THAT Mr. Cyril Sebastien Dominique Cabanes be and is hereby re-elected as a director on the Company’s Board of Directors.”

1.5	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

1.5.1	“RESOLVED THAT Mr. Harkanwal Singh Wadhwa be and is hereby re-appointed as a director on the Company’s Board of Directors”.

1.6	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

2.	SPECIAL BUSINESS

2.1	To consider the amendment of Section 3 of the 2016 Equity Incentive Plan (“Plan”) to reflect the increase in maximum aggregate number of shares that may be subject to awards and sold (“ESOP Pool”) under the Plan:

2.1.1	“RESOLVED THAT the Company be authorized to increase the Employee stock options Pool by adding 1 million Employee stock options to the existing pool.”

2.1.2	“RESOLVED THAT the Plan be amended to reflect the updated amount of the ESOP Pool and henceforth referred to as the 2016 Equity Incentive Plan (as amended in 2017).

2.1.3	“RESOLVED THAT any director and/or the Company Secretary be authorised to take all such actions as may be required or deemed desirable to give effect to the above”

3.	RECORD DATE

The Board of Directors of the Company has fixed the close of business on August 24, 2017 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjournment thereof.

4.	HOW TO VOTE

If you are a holder of our equity shares on the Record Date, you are cordially invited to attend the Annual General in person. The business at the Annual Meeting affects your shareholding and your vote is important.

4.1.1	Voting in person

To vote in person, attend the Annual Meeting on the date and at the place set out above. Any shareholder who attends the meeting in person is deemed to have accepted any short notice, if applicable, for this meeting.

4.1.2	Voting by proxy

To vote by proxy, please complete and sign the proxy form enclosed. The proxy form can be sent by email at headoffice@aaa.com.mu or delivered in person to:

AAA Global Services Ltd, 1st Floor, The Exchange, 18 Cybercity, Ebene, Mauritius.

The proxy form must be received by the Company Secretary not later than 3.00 pm (India local Time) on 23 September 2017.

Your proxy form is enclosed as a separate document.

Please note that:

(a)	A shareholder may exercise the right to vote either by being present in person or by proxy.

(b)	A proxy for a shareholder may attend and be heard at the meeting of shareholders as if the proxy was the shareholder.

(c)	A proxy shall be appointed by notice in writing signed by the shareholder or by his attorney as duly authorized in writing or, in case of a corporate shareholder, either under its seal or under the hand of an officer, attorney or other person authorized to sign on behalf of the corporate shareholder. The notice shall state whether the appointment is for a particular meeting or a specified term.

(d)	(i) No proxy shall be effective in relation to a meeting unless a copy of the notice of appointment is produced before the start of the meeting.

(ii) Any power of attorney or other authority under which the proxy is signed or notarized certified copy shall also be produced.

(iii) A proxy form shall be sent with each notice calling a meeting of the Company.

(e)	A body corporate which is a shareholder may appoint a representative to attend a meeting of shareholders on its behalf in the same manner as that in which it could appoint a proxy. The body corporate will be required to use the proxy form for this purpose. The terms “corporate representative” and “proxy” are being used interchangeably in this document.

(f)	Any shareholder who has appointed a proxy for the meeting prior to the set deadline is deemed to have accepted any short notice, if applicable, for this meeting.

4.1.3	Voting by Internet

To vote by Internet, please go to the secure website www.investorvote.com/AZRE or scan the QR code on the proxy card and follow the steps outlined on the website.

EXPLANATORY STATEMENT TO SHAREHOLDERS

AZURE POWER GLOBAL LIMITED

COMPANY NO: 127946 C1/GBL

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the shareholders of the Company in connection with the business to be conducted at the Annual Meeting to be held at 3rd Floor, Asset 301-304, WorldMark 3, Aerocity, New Delhi 110037, India, at 03:00 p.m. (India Standard Time) on September 25, 2017.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to shareholders in deciding whether or not to pass the resolutions in the Notice of Annual Meeting.

1.     ORDINARY BUSINESS

1.	ANNUAL REPORT OF AZURE POWER GLOBAL LIMITED FOR THE PERIOD ENDED 31 MARCH 2017

The Directors have pleasure in submitting Annual Report of Azure Power Global Limited (the “Company”) on the business and operations along with the audited financial statements for the financial period ended on March 31, 2017.

The Company was incorporated on January 30, 2015 and its main activity is investment holding. The Company’s subsidiaries are organized under the laws of India (except for two U.S. subsidiaries) and are engaged in the development, construction, ownership, operation, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government energy distribution companies as well as other non-governmental energy distribution companies and commercial customers.

Therefore, the group accounts consist of the Company and its subsidiaries.

The Company’s financial performance as on March 31, 2017 is summarized as follows:

Particulars	For the period ended on March 31, 2017 (US$000’s)	For the period ended on March 31, 2017 (US$000’s)
	Consolidated	Standalone
Revenue from Operations	62,349	—
Other Income	—	—
Total Revenue	62,349	—
Total Expenses	66,808	792
Loss Before Tax	(4,459)	(792)
Less: Tax	(13,301)	(1,302)
Loss after Tax and before Minority Interest	(17,760)	(2,094)
Loss attributable to Minority Interest	(282)	—
Loss after Tax and after Minority Interest	(17,478)	(2,094)
Accretion to Mezzanine CCPS	(3,515)	(2,148)
Accretion to redeemable non-controlling interests	(657)	—
Net loss attributable to equity shareholders	(21,650)	(4,242)

The full Annual Report is included as Annex 1 herein.

2.	RECOMMENDING THE RE-APPOINTMENT OF ERNST & YOUNG AS THE AUDITOR TILL THE CONCLUSION OF THE ANNUAL MEETING OF 2018

The Directors would like your approval concerning the re-appointment of Ernst & Young as the auditor of Azure Power Global Limited until the conclusion of the Annual Meeting 2018.

2.     SPECIAL BUSINESS

1.	PROPOSED CHANGES IN THE 2016 EQUITY INCENTIVE PLAN OF AZURE POWER GLOBAL LIMITED

The Board would like to inform the shareholders of the following relating to the 2016 Equity Incentive Plan of Azure Power Global Limited (“APGL”):

•	To attract and retain the best available personnel for positions of substantial responsibility;

•	To provide additional incentive to employees, directors and consultants of the Company; and

•	To promote the success of the Company’s business.

There is an intention to increase the maximum aggregate number of shares that may be subject to awards and sold (“ESOP Pool”) under the Plan by adding 1 Million Employee stock options to the existing available Pool.

The Board took note that the positive recommendation of the Compensation Committee has been received for the above increase in the ESOP Pool.

It is now proposed to the shareholders to approve the required amendment to the Plan to reflect the increase in ESOP Pool.